UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).


                               (Amendment No. 4)*

                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  63935 Q 10 0
                                 (CUSIP Number)

                                Robert N. Snyder
                        7200 Wisconsin Avenue, Suite 601
                            Bethesda, Maryland 20814
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2003
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

CUSIP No.  63935 Q 10 0                                        Page 2 of 5 Pages


1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert N. Snyder

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [  ]  (b)  [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e) [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

 NUMBER OF SHARES          7   SOLE VOTING POWER
                                 900,000

 BENEFICIALLY OWNED BY     8   SHARED VOTING POWER
                                 40,000 (represents amount owned by
                                 Wyoming Investments Limited
                                 Partnership ("Wyoming"), of which
                                 the Reporting Person is a General
                                 Partner)

 EACH  REPORTING           9   SOLE DISPOSITIVE POWER
                                 900,000

 PERSON  WITH             10   SHARED DISPOSITIVE POWER
                                 40,000 (represents amount owned by Wyoming)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      940,000 (includes amount owned by Wyoming)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     21.7%

14  TYPE OF REPORTING PERSON*          IN





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Item 1.   Security and Issuer.

     The Reporting Person is making this statement in reference to shares of Common Stock, par value $.001 per share ("Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This statement amends and supplements the
Schedule 13D, dated May 31, 2000, as filed with the Securities and Exchange Commission ("SEC") on June 2, 2000 (the "Schedule 13D"), and Amendment No. 1 to the Schedule 13D, dated November 22, 2000, for an event dated November 10, 2000, as filed with the SEC on November 27, 2000, Amendment No. 2 to the Schedule 13D, dated November 13, 2002, for an event dated November 8, 2002, as filed with the SEC on November 13, 2002 and Amendment No. 3 to the Schedule 13D, dated November 13, 2002 for an event dated November 8, 2002, as filed with the SEC on November 19, 2002. The address of the Issuer's principal executive offices is 2340 Garden Road, Suite 102, Monterey, California 93940.

Item 2.   Identity and Background.

     See Item 2 of the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     See Item 4 hereof.

Item 4.   Purpose of Transaction.

     On December 5, 2003, the Reporting Person purchased 50,000 shares of Common Stock of the Issuer in a privately negotiated transaction with a third party at a purchase price of $.60 USD per share (the "Purchase Price"). The Reporting Person used personal funds to pay the Purchase Price.

     Subject to and depending upon the availability of prices deemed favorable by him, the Reporting Person may choose to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     As described in Item 6 of the Schedule 13D, so long as the Reporting Person owns at least five percent (5%) of the outstanding shares of Common stock of the Issuer, the Reporting Person has the right to designate one nominee (the "Nominee") to the Board of Directors of the Issuer. The Reporting Person has exercised such right. The Nominee considers plans and proposals submitted by management with respect to business combinations aimed at improving the operating efficiencies of the Issuer, acquiring complementary product lines and/or entering new market regions. These business combinations may include mergers and acquisitions of businesses or technologies, as well as strategic technology and marketing alliances. The Nominee also will consider any plans and proposals with respect to other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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     The Reporting  Person has no independent  present plans or proposals  which relate to or would result in any of the transactions  described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 940,000 shares of Common Stock, which represents 21.7% of the total shares of Common Stock of the Issuer outstanding as of December 5, 2003. The percentage for the Reporting Person was calculated using as the denominator the sum of (i) 100,000 shares of Common Stock issuable upon the exercise of the Warrants described in Item 4 of the
Schedule 13D and, (ii) the 4,229,488 outstanding shares of Common Stock as of August 31, 2003 based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2003.

     (b) The Reporting Person has sole voting and dispositive power with respect to 900,000 shares of Common Stock and shared voting and dispositive power with respect to 40,000 shares of Common Stock.

     (c) See Item 4 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 6 of the Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.













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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 9, 2003


                                                   /s/ Robert Snyder
                                                   ----------------------------
                                                   Robert N. Snyder









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